

June 7, 2011

<u>Via E-mail</u>
Christopher Glover
Chief Executive Officer
Diamond Information Institute, Inc.
1810 E. Sahara Ave, Suite 1515
Las Vegas, NV 89104

      Re: **Diamond Information Institute, Inc.**
              Item 4.01 Form 8-K
              Filed December 14, 2010
              Item 4.01 Forms 8-K/A
              Filed June 2, 2011
              File No. 333-149978

Dear Mr. Glover:

      We have reviewed your Forms 8-K/A filed on June 2, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within five business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments

General

1. It has come to our attention that Mr. Brad Gibb, the accounting consultant you engaged to assist in your financial statement preparation and in the SEC comment review process, is a brother of Mr. Kirk Gibb, a partner of your current independent audit firm, Sadler, Gibb & Associates ("SG&A"). We note that their sibling relationship meets the definition of a close family member under Rule 2-01(f)(9) of Regulation S-X. It also appears that Mr. Brad Gibb exercises more than minimal influence over the accounting function of the company. Rule 2-01 of Regulation S-X states that an accountant is not independent if a close family member of a covered person works in an accounting role at the issuer. In that regard, please tell us how you reasonably determined whether SG&A is independent to perform the reviews and audits of your financial statements given the relationship between the consultant and the current independent audit firm. If you determine SG&A is

not independent, you should label any applicable filed financial statements as unreviewed by filing the appropriate amended form(s) immediately and have an independent PCAOB registered audit firm to perform your reviews and audits.

2. We note you are delinquent in filing your periodic reports since the reporting period ended June 30, 2010. As such, please file these reports as soon as possible.

You may contact Scott Stringer at 202-551-3272 if you have questions. In his absence you may contact me at (202) 551-3377.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief